EXHIBIT 1

FOR IMMEDIATE RELEASE	CONTACT: Susan Baer
Pharmaceutical Formulations, Inc.
(732) 732-985-7100

PHARMACEUTICAL FORMULATIONS, INC. ANNOUNCES AWARD IN TESLER ARBITRATION.

EDISON, NJ March 29, 2000 -- Pharmaceutical Formulations, Inc. (“PFI” or “the Company”) (OTC: PHFR) announced today that an American Arbitration Association panel in New York has awarded amounts to both the estate of Dr. Max Tesler and to PFI.

The arbitration proceeding was commenced in July 1997 by the estate of Dr. Tesler, a former President of PFI who died in 1996, alleging breaches of employment and other agreements and tortious conduct. Certain of the estate’s claims, including tortious conduct, were previously dismissed by the arbitrators. PFI had filed certain counterclaims against the estate.

The arbitration panel awarded the Tesler estate the amount of Tesler’s salary for approximately two years, which salary amount had been previously accrued by PFI in 1995. The arbitration panel also awarded the estate a portion of its legal fees; the exact amount is to be determined. The award also dismissed all other of the estate’s claims and also ruled in favor of PFI on certain of its counterclaims. The net result of the arbitrators’ award is that PFI will pay the Tesler estate approximately $45,000 plus a portion of the estate’s legal fees. The accrual recorded by the Company in 1995 will more than offset the amount payable to the estate.

PFI is the second largest solid dosage over-the-counter generic pharmaceutical manufacturer in the country, offering more than 90 different types of generic over-the-counter products in tablet, caplet and capsule form (including analgesics, cough-cold preparations, sinus/allergy, and gastrointestinal relief products). In addition, PFI sells and markets a line of antifungal aerosols and liquid cough-cold products through its joint venture. PFI also manufactures products for national brand pharmaceutical companies.

ICC Industries Inc., the holder of approximately 20 million shares (67%) of the common stock of PFI, is a major international manufacturer and marketer of chemical, plastic and pharmaceutical products with 1999 sales in excess of $1 billion.